

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 16, 2015

Mohawk Industries, Inc.
Frank H. Boykin
Chief Financial Officer
160 S. Industrial Blvd.
Calhoun, Georgia 30701

> **Re: Mohawk Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Response dated September 17, 2015**
> **File No. 1-13697**

Dear Mr. Boykin:

We have reviewed your September 17, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2014, as Compared with Year Ended December 31, 2013

Gross Profit, page 22

1. We note your response to comment 2. Please refer to your discussion of the factors impacting changes in cost of sales within your operating income section and explain to us in further detail how your discussion captures the significant components of cost of sales, such as material, labor and other applicable expenses. Further, we note your discussion

of higher input costs impacting your operating income and have read the prepared remarks from your first quarter 2015 earnings transcript which included a statement that "raw material costs were higher than in the same period last year." If higher input costs are reasonably expected to affect your future results, we believe you should highlight, to the extent applicable, whether such movements are expected to cause future results to differ from historical results. Please also tell us and revise your disclosures to define the term "operations productivity" and clarify how you calculate the amounts disclosed in your gross profit and operating income discussions. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Income tax expense, page 23

2. We note your response to comment 4. Although we believe that your proposed disclosure revisions will be useful to investors, it appears that additional disclosures should be provided to highlight the impact that the geographical mix of your income had on your income tax expense and effective tax rate. We note that foreign earnings before income taxes increased by over 100% from fiscal 2013 to 2014, whereas the respective domestic increase was only 15%. Considering your foreign effective tax rate appears to have fluctuated between approximately (3%) and (10%) during the annual periods presented and your domestic effective tax rate fluctuated between approximately 33% and 43%, we believe that a cross-reference to your income tax footnote does not adequately explain the movements in your income tax expense or effective tax rates. Accordingly, please consider revising your discussion to separately explain the reasons for fluctuations in your domestic and foreign effective tax rates, to quantify your domestic and foreign effective tax rates, and to quantify the impact of the geographical mix of your income on your income tax expenses and effective tax rates.

Item 8. Consolidated Financial Statements and Supplementary Data

(16) Commitments and Contingencies, page 66

3. We have reviewed your response to comment 10 and note that you settled your U.S. antitrust case within a month after your Form 10-K filing date. Please expand on the reasons why you were unable to estimate the amount of loss or range of loss for this case as of your Form 10-K filing date. In doing so, please provide us with a sufficiently detailed background of the settlement negotiations, including when they were initiated and the party that initiated the process.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products